Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Below is the transcript of a video recording of an interview conducted by Forbes.com with William D. Johnson, which was distributed to Progress Energy employees.

FORBES INTERVIEW

Josh Wolfe, Forbes New York

Bill Johnson, CEO, Progress Energy

Duke + Progress = Big Coal, Big Nuclear

Josh Wolfe: Here with Bill Johnson, CEO of Progress Energy. It’s astounding; I am sitting with a man who is responsible for one in every twenty electrons that our country is going to generate. Progress, 22,000 megawatts of generating capacity, over 3 million customers, 10 billion in revenue and this was all before a just announced merger with Duke. What precipitated the merger, what does the new footprint look like?

Bill Johnson: A couple of things precipitated it. Even though we are a pretty big company as you described, we’re a small company compared to the capital program we have ahead of us. You know, in our industry we are at the front end of a transformation of the electric industry and it’s going to take a couple decades. The capital outlay in front of us just is so daunting that we weren’t big enough to do it. The other thing that has happened in recent years, customers are using less of the product, so we have erosion at the top line, so what we could see is increasing prices, decreasing usage, never a happy circumstance, so we were looking for a way to do this more efficiently.

Josh Wolfe: Now that’s quite interesting, when you say the customers were using less of the product, electricity?

Bill Johnson: Yes

Josh Wolfe: What is driving that?

Bill Johnson: Well, that’s a good question. For the first time, in 2009, for the first time since World War II, there was a 4% decline in usage nationwide. Now we’ve seen this in the business cycle, in the industrial customers and commercial, never seen in it residential.

Josh Wolfe: And presumably capacity goes down, electricity use goes down.

Bill Johnson: Yes fixed costs…don’t go down. Is it customer? Is it consumer confidence? Is it a new awareness of conservation? We really don’t know. But when you have that combination, and we started thinking, we have to do our mission more efficiently. How do we do it more efficiently? So we focused on cost reduction, we had big, lean opportunities in the company but really, we had to get bigger and we had to be able to do it more efficiently. So when our colleagues at Duke called and said: “you want to talk about this?” we were receptive to the offer, or at least the conversation about it. So when we put the two companies together, you have a very big company.

Josh Wolfe: So Jim Rogers becomes Exec Chair, you become CEO. When you look at the portfolio, describe what it is today across nuclear, coal, alternatives, etcetera, and what do you think it ought to evolve into?

Bill Johnson: So generally, both companies are coal based and nuclear based. So at Progress Energy today probably close to 50% of our energy comes out of coal, and maybe 40, 45% through nuclear the rest is renewable and hydro. And the Duke system would look similar; they are at a higher percentage of coal, maybe close to 60% on a system basis. So we do pick up more coal at the end of the process I think 54% of the energy comes out of coal and a higher percentage comes out of nuclear, maybe 45%. What should it look like overtime? Well, you know, our mission, as a utility, is affordable, reliable and ever-cleaner power, so we need to transition from that old coal. Both companies have a lot of old coal that is really not economic to scrub to bring to modern standards, and we have to move toward a little more gas, new nuclear and more applications of renewables as they become more price realistic. But even as we deploy more renewables over time, we’re still going to be in the base load of business so we are going have to replace those old coal plants, we are going have to replace old nuclear plants so I think we are going to be more gas, less coal, more nuclear and, as time goes by, more renewables, in their appropriate role.